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[VIVENDI UNIVERSAL LOGO]

                                                                    Exhibit 99.1

NOTE TO READERS: THE SECURITIES DESCRIBED IN THIS PRESS RELEASE WILL NOT BE REGISTERED UNDER THE U.S. SECURITIES ACT OF 1933 AND MAY NOT BE OFFERED OR SOLD IN THE UNITED STATES ABSENT REGISTRATION OR AN APPLICABLE EXEMPTION FROM THE REGISTRATION REQUIREMENT OF THE SECURITIES ACT.


     REFINANCINGS FOR VIVENDI UNIVERSAL:

         -   E1 BILLION HIGH YIELD OFFERING
         -   COMMITMENTS FOR A E2.5 BILLION THREE-YEAR BANK LOAN FACILITY

     REFINANCINGS FOR VIVENDI UNIVERSAL ENTERTAINMENT

         -   REFINANCING OF THE VUE BRIDGE LOAN
         - SUCCESSFUL $500 MILLION ISSUE OF 7-YEAR HIGH YIELD NOTES FOR ORLANDO THEME PARKS


        THIS PRESS RELEASE IS BEING DISTRIBUTED IN THE UNITED STATES FOR
                           INFORMATIONAL PURPOSES ONLY

PARIS, MARCH 24, 2003 - Vivendi Universal (PARIS BOURSE: EX FP; NYSE: V) announced today significant steps to extend the maturity of its existing debt and diversify its financing sources, both for the parent company and its subsidiary Vivendi Universal Entertainment (VUE).

1) The refinancings for Vivendi Universal (the parent company) consist of:

o The launch of a private offering of E1.0 billion of 7-year high yield notes denominated in euros and dollars;

o    The signing of a commitment for a E2.5 billion three-year Bank Loan
     Facility.

The High Yield Offering and Bank Loan Facility will extend the group's average debt maturity, provide substantial additional liquidity to the group, and enhance the stability of its capital structure. Net of cancellations and expected repayments of existing debt with a short-term maturity, these transactions are expected to add approximately E1.0 billion in additional liquidity initially and E3.5 billion by December 31st 2004 (before fees and expenses).

The net proceeds from the offering of the notes will be paid to Vivendi Universal once the conditions to the availability of the Bank Loan Facility have been met.


2) VUE is to refinance a $1.6 billion bridge loan through:

o A five-year transaction on securitization of receivables for an amount of approximately $700 million, scheduled to close by the end of March;



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o    A five-year institutional term loan facility of $500 million, in respect of which commitments have been signed for a $300 million underwriting; and

o If necessary, an extension of the maturity to December 31, 2003, for the remaining portion of the existing bridge loan, for an amount underwritten up to $420 million.

In addition, UCDP (Universal City Development Partners, Ltd) has successfully priced on March 21, 2003, a $500 million 7-year high yield issuance at Orlando Theme Parks, which will refinance existing debt that has shorter maturities.

Jean-Rene Fourtou, Chairman and Chief Executive Officer, said: "Vivendi Universal has been engaged in a significant asset disposal program for the past nine months. The transactions announced today will give the group greater flexibility to continue with this program. By seizing the opportunities offered by the capital markets, Vivendi Universal will restructure its debt advantageously. However, these opportunities do not in any way affect our targets of E7 billion of disposals in 2003 and a debt reduction to below E11 billion by the end of the year. We remain confident of our ability to return to investment grade as soon as possible."

IMPORTANT INFORMATION

This press release contains "forward-looking statements" as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are not guarantees of future performance. Actual results may differ materially from the forward-looking statements as a result of a number of risks and uncertainties, many of which are outside our control, including but not limited to the risk that the reduction of Vivendi Universal's indebtedness expected to be reached as a result of the debt-reduction plan, proposed disposals and/or restructurings will not materialize in the timing or manner described above; that Vivendi Universal will not be able to obtain the necessary approvals to finalize certain transactions; Vivendi Universal will be unable to further identify, develop and achieve success for new products, services and technologies; Vivendi Universal will face increased competition and that the effect on pricing, spending, third-party relationships and revenues of such competition will limit or reduce Vivendi Universal's revenue and/or income; Vivendi Universal will be unable to establish and maintain relationships with commerce, advertising, marketing, technology, and content providers; and that Vivendi Universal will not be able to obtain or retain, upon acceptable terms, the licenses and permits necessary to operate and expand its businesses; as well as the risks described in the documents Vivendi Universal has filed with the U.S. Securities and Exchange Commission and the French Commission des Operations de Bourse. Investors and security holders are urged to read those documents at the Commission's website at www.sec.gov. Those documents may also be obtained free of charge from Vivendi Universal. Vivendi Universal does not undertake nor does it have any obligation to provide updates or to revise any forward-looking statements.



CONTACTS:

MEDIA
PARIS
Antoine Lefort
+33 (1).71.71.1180
Alain Delrieu
+33 (1).71.71.1086